EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form F-4 No. 333-132642) and related Prospectus of Mittal Steel Company N.V. for the registration of 90,283,158 shares of its common stock and to the incorporation by reference therein of our report dated February 9, 2005, with respect to the consolidated balance sheet of Mittal Steel Holdings N.V. (formerly LNM Holdings N.V.) and subsidiaries as of December 31, 2004, and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the two years in the period then ended, included in Mittal Steel Company N.V.’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

Rotterdam, The Netherlands

April 25, 2006

/s/ Ernst & Young Accountants

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